As filed with the Securities and Exchange Commission on March 19 , 2021
File Nos. 333-192991and 811-22922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-1A
REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 21	☒
and/or
REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
Amendment No. 25	☒
(Check appropriate box or boxes)
Aspiration Funds
(Exact Name of Registrant as Specified in Charter)
4551 Glencoe Avenue, Marina Del Rey, CA 90292
(Address of Principal Executive Offices)
800-683-8529
(Registrant’s Telephone Number, including Area Code)
Paracorp Inc.
2140 South Dupont Hwy., Camden, DE  19934
(Name and Address of Agent for Service)

With Copies to:
Mark Perlow, Esq. Dechert, LLP One Bush Street, Suite 1600 San Francisco, CA 94104	Tracie Coop, Esq. The Nottingham Company 116 S. Franklin Street Rocky Mount, NC 27802

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Explanatory Note.

3.	Part C to the Registration Statement (including signature page) and certain exhibits to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing exhibits to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A filed on January 28, 2021 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

File Nos. 333-192991 and 811-22922

ASPIRATION FUNDS
PART C
OTHER INFORMATION

ITEM 28.   Exhibits
(a)
Amended and Restated Declaration of Trust dated May 12, 2014 (“Trust Instrument”) is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) filed on June 19, 2014.

(b)	By-Laws are incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement filed on December 23, 2013.
(c)
Articles III, V, and VI of the Trust Instrument define the rights of holders of the securities being registered and are incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement filed on June 19, 2014.

(d)(1)(i)
Investment Advisory Agreement dated January 24, 2014 between the Registrant and Aspiration Fund Adviser, LLC, as investment advisor for the Aspiration Funds, is incorporated herein by reference to Post-Effective Amendment No. 6 to Registration Statement filed on November 2, 2015.

(d)(1)(ii)
Form of Amended Schedule A dated December 6, 2016 to the Investment Advisory Agreement dated January 24, 2014 between the Registrant and Aspiration Fund Adviser, LLC, as investment advisor for the Aspiration Funds, is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.

(d)(2)(i)
Investment Sub-Advisory Agreement dated August 12, 2015 between Aspiration Fund Adviser, LLC and UBS Global Asset Management (Americas) Inc., as sub-advisor for the Aspiration Redwood Fund, is incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on November 2, 2015.

(d)(2)(ii)
Form of Amended Schedule A dated December 6, 2016 to the Investment Sub-Advisory Agreement dated August 12, 2015 between Aspiration Fund Adviser, LLC and UBS Global Asset Management (Americas) Inc., as sub-advisor for the Aspiration Redwood Fund, is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.

(e)(1)(i)
Distribution Agreement dated December 9, 2014 between the Registrant and Capital Investment Group, Inc., as distributor for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on November 2, 2015.

(e)(1)(ii)
Amended Appendix A dated December 6, 2016 to the Distribution Agreement dated December 9, 2014 between the Registrant and Capital Investment Group, Inc., as distributor for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.

(e)(1)(iii)	Amendment to the Distribution Agreement between the Registrant and Capital Investment Group, Inc., as distributor for each series of the Registrant, is filed herewith.
(f)	Not Applicable.

(g)(1)(i)
Custody Agreement dated December 18, 2014 between the Registrant and UMB Bank, n.a., as custodian for each series of the Registrant, is incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on November 2, 2015.

(g)(1)(ii)
Amended and Restated Appendix A to the Custody Agreement dated December 18, 2014 between the Registrant and UMB Bank, n.a., as custodian for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.

(h)(1)(i)
Fund Accounting and Administration Service Agreement dated December 9, 2014 between the Registrant and The Nottingham Company, as administrator for each series of the Registrant, is incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement filed on January 26, 2015.

(h)(1)(ii)
Amended Schedule 1 dated December 10, 2019 to Fund Accounting and Administration Service Agreement between the Registrant and The Nottingham Company, as administrator for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement filed on January 28, 2021 .

(h)(1)(iii)
Amended Appendix A dated June 10, 2020 to Fund Accounting and Administration Service Agreement between the Registrant and The Nottingham Company, as administrator for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement filed on January 28, 2021 .

(h)(2)(i)
Dividend Disbursing and Transfer Agent Agreement dated December 9, 2014 between the Registrant and Nottingham Shareholder Services, LLC, as transfer agent for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on November 2, 2015.

(h)(2)(ii)
Amended Schedule 1 dated June 10, 2020 to the Dividend Disbursing and Transfer Agent Agreement between the Registrant and Nottingham Shareholder Services, LLC, as transfer agent for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement filed on January 28, 2021 .

(h)(2)(iii)
Amended Exhibit B dated June 10, 2020 to the Dividend Disbursing and Transfer Agent Agreement between the Registrant and Nottingham Shareholder Services, LLC, as transfer agent for each series of the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement filed on January 28, 2021 .

(h)(3)
Expense Limitation Agreement dated December 11, 2018 between the Registrant and Aspiration Fund Adviser, LLC, is incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement filed on January 29, 2019.

(i)(1)
Opinion and Consent of Counsel dated November 2, 2015 with respect to Aspiration Redwood Fund is incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on November 2, 2015.

(j)(1) (i)	Consent of Independent Public Accountants , Deloitte & Touche LLP, is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement filed on January 28, 2021 .
(j)(1)(ii)	Consent of Independent Public Accountants Cohen & Company, Ltd. is filed herewith.
(k)	Not applicable.
(l)(1)	Form of Initial Subscription Agreement for the Aspiration Redwood Fund is incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on November 2, 2015.

(m)
Distribution Plan dated December 6, 2016 under Rule 12b-1 for each series of the Registrant is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.

(n)	Not applicable.
(o)	Reserved.
(p)(1)	Code of Ethics for the Registrant is incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement filed on January 28, 2016.
(p)(2)	Code of Ethics for Aspiration Fund Adviser, LLC is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.
(p)(3)	Code of Ethics for UBS Global Asset Management (Americas), Inc. is incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.
(q)(1)
Powers of Attorney dated December 10, 2019 for the Registrant, Coby King, David Kingsdale, Charles Daggs, Ashley Lanham, Andrei Cherny, and Alexandra Horigan are incorporated herein by reference to Post-Effective Amendment 16 to Registration Statement filed January 28, 2020.

(q)(2)	Power of Attorney dated December 8, 2020 for Mike Shuckerow is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement filed on January 28, 2021 .

ITEM 29.  Persons Controlled by or Under Common Control with the Registrant
No person is controlled by or under common control with the Registrant.
ITEM 30.  Indemnification
Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust.  The Registrant’s Trust Instrument contains the following provisions:
Article VII. Section 2.  Indemnification and Limitation of Liability.  The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee's performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Article VII. Section 3.  Indemnification.
(a) Subject to the exceptions and limitations contained in Subsection (b) below:
(i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and
(ii) as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
(b) No indemnification shall be provided hereunder to a Covered Person:
(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or
(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office: by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.
(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.
(e) Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.
In addition, the Registrant has entered into the following agreements: Investment Advisory Agreements, Investment Sub-Advisory Agreements, and Distribution Agreements.  These agreements provide indemnification for those entities and their respective affiliates.  Certain personnel of the Advisors, Distributor or Administrator may serve as trustees and/or officers of the Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.
ITEM 31.  Business and other Connections of the Investment Advisor
(a) Aspiration Fund Adviser, LLC serves as the investment adviser to each series of the Registrant.  The information required by this Item 31 regarding any other business, profession, vocation or employment of a substantial nature engaged in by Aspiration Fund Adviser, LLC and its directors, officers or partners during the past two years is included in Aspiration Fund Adviser, LLC’s Form ADV filed with the SEC (File No. 801-80317) and is incorporated herein by reference.
(b) UBS Asset Management (Americas), Inc. serves as the investment sub-adviser to the Aspiration Redwood Fund. The information required by this Item 31 regarding any other business, profession, vocation or employment of a substantial nature engaged in by UBS Global Asset Management (Americas), Inc. and its directors, officers or partners during the past two years is included in UBS Global Asset Management (Americas), Inc.’s Form ADV filed with the SEC (File No. 801-34910) and is incorporated herein by reference.

ITEM 32.  Principal Underwriter
(a) Capital Investment Group, Inc. is underwriter and distributor for Aspiration Funds, Starboard Investment Trust, Hillman Capital Management Investment Trust, Leeward Investment Trust, and Spinnaker ETF Series.
(b) Set forth below is information concerning each director and officer of the Distributor.  The principal business address of the Distributor and each such person is 100 E Six Forks Road, Suite 200, Raleigh, NC 27609.

(1)	(2)	(3)
Name	Position and Offices With Underwriter	Positions and Offices with Registrant
Richard K. Bryant	CEO	None
Benjamin T. Brooks	President	None
Con T. McDonald	Assistant Vice-President	None
W. Harold Eddins, Jr.	Assistant Vice-President	None
Kurt A. Dressler	Assistant Vice-President	None
Ronald L. King	Chief Compliance Officer	None

(c) Not applicable.

ITEM 33.  Location of Accounts and Records
(a)
The Registrant maintains accounts, books and other documents required by Section 31(a) of the 1940 Act and the rules thereunder (“Records”) at the offices of The Nottingham Company, 116 S. Franklin Street, Rocky Mount, NC 27802.

(b)	UMB Bank, n.a. maintains all Records relating to its service as custodian to the Registrant at its offices located at 928 Grand Boulevard, 5th Floor, Kansas City, Missouri 64106.

(c)
The Nottingham Company maintains all Records related to its services as administrator and fund accountant to the Registrant at its offices located at 116 South Franklin Street, Rocky Mount, North Carolina 27802.

(d)
Nottingham Shareholder Services, LLC maintains all Records related to its services as dividend disbursing and transfer agent to the Registrant at 116 South Franklin Street, Rocky Mount, North Carolina 27802.

(e)
Aspiration Fund Adviser, LLC maintains all Records related to its services as investment advisor for each series of the Registrant at its offices located at 4551 Glencoe Avenue, Marina Del Rey, CA  90292.

(f)
UBS Asset Management (Americas), Inc. maintains all Records related to its services as investment sub-adviser to the Aspiration Redwood Fund at its offices located at 1285 Avenue of the Americas, New York, NY  10019.

ITEM 34.  Management Services
None.
ITEM 35.  Undertakings
(1)	Aspiration Fund Adviser, LLC (the “Adviser”) will disclose to the Trust’s Board of Trustees the amount of aggregate investment advisory fees it receives from clients.
(2)	The aggregate amount of advisory fees received by the Adviser will be disclosed in the 15(c) and in shareholder reports.
(3)	Any change to the advisory fee structure with respect to client investments will be implemented by amending the advisory agreements in accordance with Section 15 of the 1940 Act.
(4)	The Adviser will permit clients to invest new money even if the investor continues to pay an advisory fee of 0.00%.
(5)	The Adviser will provide to investors information about the range of fees voluntarily paid by other investors.
(6)	The Adviser will provide to investors information about advisory fees paid by other funds in the industry peer group.
(7)	The advisory fee structure will be described in the Adviser’s Form ADV.
(8)
Total return or yield of the Aspiration Redwood Fund calculated in accordance with various items of Form N-1A (including any advertisements) will also reflect a reduction for an assumed payment of a 2% annual fee.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this amendment to the registration statement under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Rocky Mount, State of North Carolina on this 19 th day of  March , 2021.

ASPIRATION FUNDS

By:	/s/ Andrei Cherny*
Andrei Cherny
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ Coby King*	Trustee and Chairman	March 19 , 2021
Coby King

/s/ David Kingsdale*	Trustee	March 19 , 2021
David Kingsdale

/s/ Charles Daggs*	Trustee	March 19 , 2021
Charles Daggs

/s/ Andrei Cherny*	President and Principal Executive Officer	March 19 , 2021
Andrei Cherny

/s/ Mike Shuckerow* Mike Shuckerow	Treasurer, Principal Financial Officer, and Principal Accounting Officer	March 19 , 2021

/s/ Tracie A. Coop
*By: Tracie A. Coop
* Attorney-in-Fact pursuant to Powers of Attorney dated December 10, 2019 filed January 28, 2020 and Power-of-Attorney dated December 8, 2020 filed on January 28, 2021.

Exhibit Index

(e)(1)(iii)	Amendment to Distribution Agreement

(j)(1)(ii)	Consent of Cohen & Co.